June 12, 2014

Kristina Aberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Fragmented Industry Exchange, Inc.
Registration Statement on Form S-1
Filed March 21, 2014
File No. 333-194748

Dear Ms. Aberg:

On behalf of our client, Fragmented Industry Exchange, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2014 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated April 17, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering..

Response: Please be advised that the Company does not intend to present any written communications to investors other than this prospectus.  In addition, no broker or dealer will participate in the Company’s offering and there have been no research reports that have been published or that will be distributed.

2.
We noted several inconsistencies throughout your registration statement.  For Example only, on the cover page of your prospectus, your disclosure indicates both that the selling shareholders will sell 611,000 and 508,000 shares of your common stock.  In addition, we note that your disclosure on page 6 indicates that you have signed contracts with two clients.  However, your disclosure on page 5 indicates that you had “three membership signups,” which expired in December 2013.  Please ensure that your disclosure throughout your registration statement is consistent and revise as appropriate.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064
Phone 310.982.2720 | Fax 310.982.2719
Email info@indegliacarney.com | www.indegliacarney.com

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response:  Per the Staff’s comment, the Amendment has been revised to ensure consistent disclosure and has specifically addressed the inconsistencies mentioned above.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Please be advised that the Company does not intend to use any graphics, maps, photographs, related captions or other artwork, including logos in connection with this prospectus.

4.
Please provide us with an analysis as to whether Section 5 will apply to any transactions facilitated through listing on your website. Please also tell us if you are a registered broker-dealer.  Finally, please confirm for us whether you will receive a fee upon the successful sale of a business other than the membership fees charged for listing on your website.

Response: The Company does not believe Section 5 applies to its business model.  First, the Company provides listing matching services.  However, in no instance will a seller’s name be listed in a public portion of the website.  In addition, only limited information will be showcased (i.e. type of business, activities, date established, reason for selling and asking price).  In order to contact a seller, a potential buyer is required to be registered with the site.   Sellers will then decide whether or not to respond to a potential buyer and if, and when to provide their name and additional information about their business.  Further, once a potential buyer contacts a seller----all additional communications will be conducted privately between buyer and seller and not through the Company’s web site.  Accordingly, the Company does not believe that the services it provides constitutes general advertising or a solicitation under Section 5.

The Company is not a registered broker-dealer nor does it believe it is required to be.  The Company provides listing and matching services.  However, the Company will not (i) provide advice about the merits of any particular transaction or the parties involved; (ii) participate in negotiations; (iii) assist buyers or sellers with completion of any transaction; (iv) handle funds or securities involved in completing a transaction and (v) hold itself out as providing any M&A transaction related services other than a listing or matching service.  The Company will not receive a fee upon the successful sale of business other than the membership fees charged for listing on the Company’s website.

Cover Page of Prospectus, page 2

5.
We note that you have included the subject to completion legend on your prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response: Please be advised that the Company does not intend to use the prospectus prior to the registration statement being declared effective.

6.
We note your disclosure of the net proceeds for the Company Shares and the shares to be sold by the selling shareholders. Please revise to also show the net proceeds on a per share basis. Please refer to Item 501(b)(3) of Regulation S-K.

Response: Per the Staff’s comment, this section has been revised to show the net proceeds on a per share basis.

Prospectus Summary, page 4

Company Overview, page 4

7.
Please expand the discussion of your Industry Exchanges to explain what services you will provide to your customers on each Industry Exchange.  In addition, we note your disclosure on page 4 that your Algorithm for your Industry Exchanges has not yet been completed.  However, we also note your disclosure on page 5 that you had a soft launch of your first Industry Exchange and that you have had memberships on your first Industry Exchange.  Please revise your disclosure to explain the services that you have been providing to your customers on your first Industry Exchange given that your Algorithm has not been operating.  Please also revise your disclosure here to identify the industry that you are targeting with your first Industry Exchange.

Response: Per the Staff’s comment, this section has been revised as requested.

8.
We note your disclosure on page 4 that you will serve customers in highly fragmented industries. Please revise to identify the specific industries, or provide some samples of industries, for which you plan to develop Industry Exchanges.

Response:   Per the Staff’s comment, this section has been update to reflect the specific industries for which the company has targeted to develop Industry Exchanges.

9.
We note your disclosure on page 6 that you believe that your primary source of revenues will be driven by your business services. Please expand your disclosure here to describe the business services that you plan to provide and to explain how and to whom you will market these services.

Response:  Per the Staff’s comment, the disclosure in this Section has been expanded as requested.

10.
Please revise to further describe your development efforts for the Algorithm given that you have no employees or consultants and to provide disclosure regarding the progress of the development of the Algorithm.

Response:  Per the Staff’s comment, this section has been revised to as requested.

Our Revenue Model, page 5

11.
We note that since your inception you have generated $525 in revenue from three membership signups. Please revise to clarify whether these were buyer or seller memberships and to discuss the material terms of the membership agreements (as examples only, the type of listing and the length of the subscriptions). In addition, we note your disclosure on page 36 that buyers will complete a buyer confidentiality agreement and online form and that sellers will complete a membership listing agreement. Please file as exhibits to the registration statement any form of written customer agreements or contracts that have been executed or that will be executed by your customers. Please refer to Item 601(b)(10) of Regulation S-K.

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response: Per the Staff’s comment, this section has been revised to describe the three levels of seller listing membership.   Please be advised that the Company deems the form of written customer agreements as one which ordinarily accompanies the kind of business conducted by Company and therefore not considered a material contract under Item 601(b)(10) of Regulation S-K.  As such, these agreements have not been filed as Exhibits.

Our Corporate and Other Information, page 6

12.
You state in the second paragraph of this subsection that your “specific plans are to provide industry and position-focused Risk Mitigation services.” We further note your risk factor on page 12 that discusses your “executive search and compliance consultants.” This disclosure appears to be at odds with the description of your business beginning on page 32. Please advise or revise.

Response:  The sections referred to in the comment have been deleted in the Amendment as they are not applicable

Use of Proceeds, page 6

13.
We note that on page 6 you identify www.staffingbizbuysell.com and www.staffingbizvalue.com as your websites.  However, in looking at these websites, they appear to be affiliated with entities called Staffing Exchange and OnTarget360.  Please revise to explain how these entities are affiliated with you or revise your disclosure as appropriate.

Response: Please be advised that neither “The Staffing Industry” nor “OnTarget360” are separate corporate entities, rather they are branding names for each site.  Additional disclosure is included in the Amendment to clarify this point

Risk Factors, page 8

Our sole director and executive officer intends to devote only part time . . . , page 10

14.
We note your disclosure here that Ms. Schloth may have conflicts of interest between you and her other business activities when determining to which entity to present a business opportunity.  Please revise your disclosure here to identify Ms. Schloth’s other business activities that might compete with you for business opportunities.

Response: Per the Staff’s comment, this section has been revised to further describe the activities of Mrs. Schloth.

Selling Shareholders, page 21

15.
We note that the total for the column “Maximum number of shares of common stock to be offered” is stated as 611,000. In totaling the individual amounts listed in this column, however, the total amount offered appears to be 613,000. Please advise or revise.

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response:  Please be advised that the “Maximum number of shares of common stock to be offered” is 611,000.   Grace Neuert is offering only 3,000 shares and not the 5,000 originally indicated.   This has been corrected in the Amendment.

Description of Business, page 32

Company Overview, page 32

16.
We note your disclosure that you will “provide consulting and back office support services,” which you collectively refer to as “Business Services.” Please revise to identify and discuss the specific services that you plan to provide. In addition, while we note your disclosure on page 37 that Ocean Cross Business Solutions Group, LLC could assist you in providing business services to your customer, it appears that you have engaged Ocean Cross Business Solutions Group, LLC to provide general accounting and financial services based on your disclosure on page 47 and the agreement filed as Exhibit 10.1 to the registration statement. Please revise to reconcile these disclosures and to explain who at your company will perform the business services given that you currently have no employees and no consultants.

Response:  Per the Staff’s comment, this section has been revised to show the fact that, initially, the CEO will perform all Business Services.  If needed Mrs. Schloth can use Ocean Cross Business Solutions to assist with such delivery.  As of the date of the Amendment, the Company has no Business Services clients.

Market for Common Equity and Related Shareholder Matters, page 37

Recent Sales of Unregistered Securities, page 39

17.
We note your disclosure here that you have engaged in a series of unregistered offerings of your securities pursuant to Rules 504 and 506 promulgated under the Securities Act of 1933. However, we were unable to locate the Form Ds related to these offerings as required by Rule 503 promulgated under the Securities Act. Please file the Form Ds regarding these offerings or advise.

Response:   Please be advised that the Form Ds for these offerings were filed on April 24, 2014.

Management’s Discussion and Analysis of Financial Condition and . . . , page 39

Revenue and Cost of Revenues, page 41

18.	Please revise to provide a discussion of the costs included in your costs of revenues.

Response: Per the Staff’s comment, this section has been revised to show that such costs relate directly to the merchant account charges for processing the seller memberships.

Liquidity and Capital Resources, page 41

19.
We note your disclosure that you have a revolving credit facility. Please revise to describe the material terms of the promissory note that you executed in connection with this credit facility or advise. For example only, please identify the interest rate and the maturity dates for these borrowings.

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response: Per the Staff’s comment, this section has been revised to describe the material terms of the promissory note for the facility.

20.
We note your disclosure here and elsewhere that you do not anticipate researching any further products or services and that you do not expect any significant additions to the number of employees. However, we note that you are currently developing your Algorithm, various Industry Exchanges and business services portals, that you plan to offer industry forums and that you hope to develop industry research. In addition, we note your disclosure on page 37 that you require additional contractors to develop the Algorithm and consultants to provide business services. Please revise to reconcile these disclosures.

Response:  Per the Staff’s comment, additional disclosure has been provided to reflect that the company is in discussion with a third party developer company for the development of the algorithm.  Once finalized, the CEO will be able to manage the relationship and answer questions.    As further disclosed, the CEO will initially perform delivery of any Business Services.  As of the date of the prospectus, no Business Services contracts have been signed.   The inconsistent language stating that no additional products or services would be developed and no additional employees required has been deleted in the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 43

21.
We note your disclosure regarding Ms. Schloth’s prior business experience. Please expand this disclosure to provide her principal occupations and employment during the past five years, identifying the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K. In addition, we note that your disclosure on page 45 indicates that Ms. Schloth is currently employed elsewhere. We also note that, according to the Amendment No. 2 to the Form S-1 filed for Compliance & Risk Management Solutions Inc., Ms. Schloth was the original director and officer of that entity during 2013 and that she was also the sole owner of an entity called Mountain Laurel Holdings Inc. Further, according to the Form 10-K for the fiscal year ended September 30, 2013 for OnTarget360 Group, Inc., we note that Ms. Schloth was also the sole owner of CFO Managed Fund I LLC. Please revise to include Ms. Schloth’s employment with such entities or advise.

Response: Per the Staff’s comment, this section has been revised to show further details of Mrs. Schloth associated with other entities mentioned.

Security Ownership of Certain Beneficial Owners and Management, page 46

22.
We note your disclosure in footnote (2) that the husband of your sole officer and director is the sole shareholder of Global Bridge Partners Inc. Due to the relationship between the sole shareholder of Global Bridge Partners Inc. and your sole officer and director, Ms. Schloth may be deemed to beneficially own shares beneficially owned by her husband. Please see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance Disclosure Interpretation 105.05 and revise your table on page 46 and your risk factor on page 10 as appropriate.

Kristina Aberg
Securities and Exchange Commission
June 12, 2014

Response: CDI 105.05 states that “for purposes of Regulation 13D-G, an analysis of the facts and circumstances is necessary in determining whether a husband, wife or child beneficially owns shares held by another family member sharing the same household. The relationship between family members should be analyzed to determine whether a family member directly or indirectly either has or shares voting and/or dispositive power over the shares held by any other family member living in the same household.”  Mrs. Schloth is not an officer of director of Global Bridge Partners and as such has no dispositive or voting power with respect to the shares held by Global Bridge Partners.  In addition, Mrs. Schloth disclaims beneficial ownership of these shares, which disclaimer has been included in a footnote to the table.  As such, these shares are not included in her beneficial ownership and the risk factor on page 10 has not been revised.

Certain Relationships and Related Transactions, page 47

23.
Please ensure that you have included the information identified in Item 404(a) of Regulation S-K for any of your transactions for which disclosure is required by Item 404(d) of Regulation S-K. For example only, we note that you sold 3,500,000 shares of your common stock to Global Bridge Partners Inc., which is controlled by the spouse of  your sole officer and director. Please revise to include disclosure here regarding this transaction or advise.

Response: Per the Staff’s comment, additional disclosure has been included in this Section related to the issuer’s sale of stock to Global Bridge Partners.

Item 16. Exhibits, page 56

24.
Please file as exhibits to the registration statement the transfer agent agreement, any written form of consulting agreements that you plan to have your business services customers execute, and any written form of subscription agreements that you plan to have your industry research customers execute, as required by Item 601(b)(10) of Regulation S-K or advise.

Response: Please be advised that the Company does not deem its transfer agent agreement to be material to the Company or its business and as such not a material contract under Item 601(b)(10) of Regulation S-K and accordingly has not been filed as an exhibit.  In addition, that the Company does not have any business services customer and has not produced a final version of such an agreement and as it has not yet started its research efforts and therefore does not have any agreement for a research customer.

25.
Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

Response: Please be advised that the legal opinion has been included with the Amendment.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

                                                                                                                /s/ Gregory R. Carney
Gregory R. Carney

cc:        Fragmented Industry Exchange, Inc.